Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The materials are available online at www.transhare.com.

TAOPING INC.

ANNUAL MEETING OF MEMBERS

TO BE HELD ON DECEMBER 22, 2020

9:00 AM, Beijing Time

(9:00 p.m., Eastern Time, December 21, 2020)

This Proxy is Solicited on Behalf of the Board of Directors

— How To Vote —

●	Vote By Internet:

Step 1: Go to www.transhare.com

Step 2: Click on the “Vote Your Proxy” link.

Step 3: Click on the tab next to “TAOPING INC.”

Step 4: To view or download the proxy materials, click on the link that describes the material you wish to view or download. For example, to view or download the Proxy Statement, click on the “Proxy Statement” link.

Step 5: To vote online, click on the designated link and use control number to submit your vote

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m., Eastern Time, December 20, 2020. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

●	Vote By Email:

Please email your signed proxy card to Anna Kotlova at akotlova@bizsolaconsulting.com.

●	Vote By Fax:

Please fax your signed proxy card to +1.727. 269.5616.

●	Vote By Mail:

Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to:

Anna Kotlova,

Transhare Corporation

2849 Executive Dr, Suite 200

Clearwater FL 33762

●	Vote In Person:

Shares held in your name as the shareholder of record may be voted in person at the Annual Meeting or at any postponement or adjournment of the Annual Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards, and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate your consent to receive or access proxy materials electronically in future years. [  ]

Email Address: ______________________________________.

The undersigned shareholder of TAOPING INC., a British Virgin Islands company (the “Company”), acknowledges receipt of the Notice of Annual Meeting of Members and Proxy Statement, dated October 29, 2020, and hereby constitutes and appoints Mr. Jianghuai Lin and Ms. Iris Yan, or either of them acting singularly in the absence of the other, with full power of substitution in either of them, the proxies of the undersigned to vote with the same force and effect as the undersigned all the Company’s Ordinary Shares which the undersigned is entitled to vote at the 2020 Annual Meeting of Members to be held on December 22, 2020, and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said proxies may do or cause to be done by virtue thereof with respect to the following matters.

The undersigned hereby instructs said proxies or their substitutes:

1.	Elect as Directors the nominees listed below:

01	Jianghuai Lin	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]
02	Zhiqiang Zhao	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]
03	Yunsen Huang	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]
04	Remington C.H. Hu	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]
05	Yong Jiang	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]

2.	Ratify the appointment of UHY LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020.

FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]

3.	To approve an amendment to the Company’s Memorandum and Articles of Association to remove the requirement of holding the annual meeting of members every year.

FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]

Note: At their discretion, the proxies are authorized to vote on such other business as may properly come before the annual meeting or any postponement or adjournment of the annual meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED; IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS LISTED ON THIS PROXY CARD. IN THEIR DISCRETION, THE PROXIES ARE ALSO AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING, INCLUDING (WITHOUT LIMITATION) THE ELECTION OF ANY PERSON TO THE BOARD OF DIRECTORS WHERE A NOMINEE NAMED IN THE PROXY STATEMENT DATED OCTOBER 29, 2020 IS UNABLE TO SERVE OR, FOR GOOD CAUSE, WILL NOT SERVE. THIS PROXY IS GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE BRITISH VIRGIN ISLANDS.

Please sign, date and mail this proxy immediately in the enclosed envelope.

Name

Name (if joint)

Date _____________, 2020

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as it appears hereon. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if returned in the enclosed envelope.